SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the Month of September 2006

ECTEL LTD.

(Translation of Registrant’s Name into English)

10 Amal Street
Afek Industrial Park
Rosh Haayin 48092
ISRAEL
(Address of Principal Corporate Offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934:

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ECTEL LTD. (Registrant) By: /s/ Hadar Solomon —————————————— Hadar Solomon, Vice-President, General Counsel and Corporate Secretary

Dated: September 5, 2006

2

ECTEL LTD.

NOTICE OF 2006 ANNUAL GENERAL MEETING OF
SHAREHOLDERS

TO BE HELD ON SEPTEMBER 21, 2006

To the Shareholders of ECtel Ltd. (the “Company,” “we,” “our” or “us”):

Notice is hereby given that the 2006 Annual General Meeting of Shareholders (the “Annual Meeting”) of the Company will be held on Thursday, September 21, 2006, at 6:00 p.m. (Israel time) at the offices of the Company, 10 Amal Street, Afek Industrial Park, Rosh-Ha’ayin, Israel, for the following purposes:

1.	Re-election of each of Rami Entin and Eitan Naor to the Board of Directors of the Company (“the Board”);

2.	Approval of the grant of a bonus to Harel Beit-On in his capacity as the Chairman of the Board during 2005;

3.	Election of each of Jonathan Kolber and Yair Cohen to the Board;

4.	Election of Mr. Sami Totah as one of our external directors;

5.	Subject to the election of Mr. Sami Totah as an external director by the Company’s shareholders, approval of the compensation to be paid to him in such capacity and the grant to him of equity-based compensation;

6.	Re-appointment of Somekh-Chaikin, a member of KPMG International, as the Company’s auditors

7.	Review of our audited financial statements for the year ended December 31, 2005; and

8.	Transaction of such other business as may properly come before the Annual Meeting or any adjournment thereof.

Shareholders of record at the close of business on August 14, 2006 are entitled to notice of, and to vote at, the Annual Meeting. All shareholders are cordially invited to attend the Annual Meeting in person. Shareholders who are unable to attend the Annual Meeting in person are requested to complete, date and sign the enclosed form of proxy and to return it promptly (and in no event later than 72 hours prior to the time set for the Annual Meeting) in the pre-addressed envelope provided. Shareholders who attend the Annual Meeting may revoke their proxies and vote their shares in person.

Joint holders of shares should take note that, pursuant to Article 32 of the Amended and Restated Articles of Association of the Company, the vote of the senior of joint holders of any share who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the vote(s) of the other registered holder(s) of the share or shares, and for this purpose seniority shall be determined by the order in which the names stand in the Register of Shareholders.

By Order of the Board of Directors, HADAR SOLOMON Vice-President, General Counsel & Corporate Secretary

Rosh-Ha’ayin, Israel
Date: August 18, 2006

PROXY STATEMENT
ECTEL LTD.

10 AMAL STREET, AFEK INDUSTRIAL PARK, ROSH-HA’AYIN,
ISRAEL

2006 ANNUAL GENERAL MEETING OF SHAREHOLDERS

        This Proxy Statement is furnished to the holders of Ordinary Shares, nominal value NIS 0.04 per share (the “Ordinary Shares”), of ECtel Ltd. (the “Company,” “we,” “our” or “us”) in connection with the solicitation by the Board of proxies for use at the 2006 Annual General Meeting of Shareholders (the “Annual Meeting”), or at any adjournments thereof, pursuant to the accompanying Notice of 2006 Annual General Meeting of Shareholders. The Annual Meeting will be held on Thursday, September 21, 2006, at 6:00 p.m. (Israel time) at the offices of the Company, 10 Amal Street, Afek Industrial Park, Rosh-Ha’ayin, Israel.

The Annual Meeting is convened for the following purposes:

1.	Re-election of each of Rami Entin and Eitan Naor to the Board;

2.	Approval of the grant of a bonus to Harel Beit-On in his capacity as the Chairman of the Board during 2005;

3.	Election of each of Jonathan Kolber and Yair Cohen to the Board;

4.	Election of Mr. Sami Totah as one of our external directors;

5.	Subject to the election of Mr. Sami Totah as an external director by the Company’s shareholders, approval of the compensation to be paid to him in such capacity and the grant to him of equity-based compensation;

6.	Re-appointment of Somekh-Chaikin, a member of KPMG International, as the Company’s auditors;

7.	Review of our audited financial statements for the year ended December 31, 2005; and

8.	Transaction of such other business as may properly come before the Annual Meeting or any adjournment thereof.

        We are not aware of any other matters that will come before the Annual Meeting. If any other matters properly come before the Annual Meeting, the persons designated as proxies intend to vote in accordance with their judgment on such matters.

        A form of proxy for use at the Annual Meeting and a return envelope for the proxy are enclosed.

        Shareholders may revoke their proxies at any time before the effective exercise thereof by filing with the Company a written notice of revocation or duly executed proxy bearing a later date, or by voting in person at the Annual Meeting. Ordinary Shares represented by any proxy in the enclosed form, if the proxy is properly executed and received by the Company at least 72 hours prior to the Annual Meeting, will be voted as indicated on the form or, if no preference is noted, will be voted in favor of the matters described in Items 1 through 6 above, and in such manner as the holder of the proxy may determine with respect to any other business as may properly come before the Annual Meeting or any adjournment thereof.

        Proxies for use at the Annual Meeting are being solicited by the Board. Only shareholders of record at the close of business on August 14, 2006 will be entitled to vote at the Annual Meeting. Proxy materials are being mailed to shareholders on or about August 18, 2006 and proxies will be solicited by the Company primarily by mail; however, certain officers, directors, employees and agents of the Company, none of whom will receive additional compensation therefore, may solicit proxies by telephone, telegram or other personal contact. The Company will bear the cost of the solicitation of the proxies, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

        On July 24, 2006, the Company’s outstanding share capital was comprised of 18,221,546 Ordinary Shares, each of which entitled the holder thereof to one vote in respect of each of the matters to be presented at the Annual Meeting. Pursuant to the Company’s Amended and Restated Articles of Association, two or more holders who hold in the aggregate at least twenty five percent (25%) of the voting power of the Company, present in person or by proxy at the Annual Meeting and entitled to vote, will constitute a quorum at the Annual Meeting.

Beneficial Ownership of Securities by Certain Beneficial Owners and Management

        The following table sets forth certain information, as of July 24, 2006, concerning (i) person(s) or entities known to the Company to beneficially own more than 5% of the Company’s outstanding Ordinary Shares; and (ii) the number of Ordinary Shares beneficially owned by all directors and officers of the Company as a group:

	Shares Beneficially Owned
Name	Number	Percentage

Koor Industries Ltd. (1)	3,498,838	19.20
FMR Corp. (2)	1,899,616	10.43
Clal Electronics Industries Ltd. (3)	1,443,245	7.92
Merrill Lynch Investment Managers Group Limited (4)	1,363,890	7.49
Stichting Pensioenfonds ABP (5)	954,490	5.24
Kingdon Capital Management, LLC (6)	926,897	5.09
Directors and Executive Officers as a Group (10 persons) (7)	468,351	2.57

(1) Based upon information received from Koor Industries Ltd (“Koor”). Includes 1,180,421 shares held directly by Koor and 2,318,417 ordinary shares held by M.A.G.M. Chemistry Holdings Ltd., which is a subsidiary of Koor. M.A.G.M. is a shareholder of ECI Telecom Ltd. (“ECI”) and acquired its ECtel shares in ECI’s share distribution in May 2004. An additional 815,924 shares were distributed to M.A.G.M. by ECI in July 2006 and such shares were distributed by M.A.G.M. to Koor. Koor is an Israeli corporation whose ordinary shares are traded on the Tel Aviv Stock Exchange and whose ADRs (American depositary shares) are traded on the New York Stock Exchange.

(2) Based upon information received from FMR dated July 20, 2006. FMR Corp. owns Fidelity Management & Research Company, an investment adviser registered under Section 203 of the Investment Advisers Act of 1940 that manages various registered investment companies that own some of our shares. One such investment company is a shareholder of ECI and acquired ECtel shares in ECI’s share distributions in May 2004 and July 2006. FMR Corp. also owns Fidelity Management Trust Company, a bank that owns some of our shares. Edward C. Johnson 3rd and other members of his family are the predominate owners of, and may be deemed to form a controlling group of, FMR Corp.

(3) Based upon information received from Clal Industries and Investments Ltd. Clal Electronics Industries Ltd. is a wholly owned subsidiary of Clal Industries and Investments Ltd. Both Clal Electronics Industries Ltd., or “CEI,” and Clal Industries and Investments Ltd., or “Clal”, are Israeli corporations. Clal is controlled by IDB Development Corporation Ltd., or “IDBD,” which, in turn, is controlled by IDB Holding Corporation Ltd., or “IDBH”. In addition to CEI’s holdings, the following entities within the IDB group beneficially own ordinary shares, as follows: IDBD (8,990.25 shares; additional 493 shares are expected to be received due to deducted at source tax return); Badal Securities Ltd., or “Badal,” a wholly owned subsidiary of IDBH (8,990.25 shares; additional 493 shares are expected to be received due to deducted at source tax return); and Clal Insurance Enterprises Holdings Ltd., or “Clal Insurance,” – a majority-owned subsidiary of IDBD (14,328 shares). IDBD, IDBH, Clal and Clal Insurance are all Israeli corporations whose shares are listed on The Tel Aviv Stock Exchange. The address of CEI is 3 Azrieli Center, 45th floor, Tel Aviv 67023, Israel. IDBD beneficially owns approximately 10.00% of the shares of Koor. On July 3, 2006 Discount Investment Corporation Ltd. (“DIC”), a subsidiary of IDBD, purchased approximately 30.9% of the outstanding shares of Koor from Koor’s principal shareholders and entered into an agreement under which a shareholder of Koor may sell to DIC additional shares constituting approximately 4.1% of the outstanding shares of Koor. In addition, DIC has undertook to purchase certain shares from Koor’s directors and officers, at the option of such directors and officers, which shares may constitute up to 3% of the outstanding shares of Koor. DIC has also announced that it expects to publish, prior to or during December 2006, a special tender offer to purchase at least 5% of the outstanding shares of Koor.

As of July 31, 2006, IDBH was controlled by a group comprised of: (i) Ganden Investments I.D.B. Ltd., or “Ganden”, a private Israeli company controlled by Nochi Dankner (who is the Chairman of IDBH, IDBD and Clal and a director of Clal Insurance) and his sister Shelly Bergman, which held 31.02% of the equity of and 31.03% of the voting power in IDBH; (ii) Manor Investments – IDB Ltd., or “Manor,” a private Israeli company controlled by Ruth Manor (whose husband, Isaac Manor, and their son, Dori Manor, are directors of IDBH, IDBD and Clal and Isaac Manor is a director of Clal Insurance), which held 10.34% of the equity of and voting power in IDBH; and (iii) Avraham Livnat Investments (2002) Ltd., or “Livnat,” a private Israeli company controlled by Avraham Livnat (one of whose sons, Zvi Livnat, is a director and Executive Vice President of IDBH, Deputy Chairman of the Board of Directors of IDBD and Co-Chief Executive Officer of Clal, and another son, Shay Livnat, is a director of IDBD, Clal and Clal Insurance), which held 10.34% of the equity of and voting power in IDBH. Ganden, Manor and Livnat, owning in the aggregate approximately 51.7% of the equity of and voting power in IDBH, entered into a Shareholders Agreement relating, among other things, to their joint control of IDBH, the term of which is until May 19, 2023 (the “Shareholders Agreement”). In addition, (a) Ganden Holdings Ltd., the parent company of Ganden, directly held approximately 11.69% of the equity of and voting power in IDBH; (b) Ganden directly held a further approximately 6.71% of the equity of and voting power in IDBH; (c) Manor Holdings B.A. Ltd., the parent company of Manor, directly held approximately 0.03% of the equity of and voting power in IDBH (in addition, Manor directly held approximately 0.32% of the equity of and voting power in IDBD); (d) Avraham Livnat Ltd., the parent company of Livnat, directly held approximately 0.04% of the equity of and voting power in IDBH; and (e) Ms. Bergman owned, through a private company which is wholly owned by her, approximately 7.23% of the equity and voting power of IDBH (jointly: the “additional holdings”). The additional holdings are not included in the Shareholders Agreement.

Based on the foregoing, IDBH (by reason of its control of IDBD), Ganden, Manor and Livnat (by reason of their control of IDBH), Mr. Dankner, Ms. Bergman, Ms. Manor and Mr. A. Livnat (by reason of their control, respectively, of Ganden, Manor and Livnat) may be deemed to share the power to vote and dispose: (i) with IDBD (by reason of its control of Clal and CEI), Clal, CEI and DIC, of our ordinary shares held by CEI; (ii) with Badal, of our ordinary shares held by Badal; (iii) with IDBD, of our ordinary shares held by IDBD; and (iv) with IDBD and Clal Insurance, of our ordinary shares held by Clal Insurance.

(4) Based upon a Schedule 13D filed with the SEC in February 2006, containing information as of December 31, 2005. Merrill Lynch & Co., Inc. (“ML&Co.”) is a parent holding company. Merrill Lynch Investment Managers is an operating division of ML&Co. consisting of ML&Co.‘s indirectly-owned asset management subsidiaries. The following asset management subsidiaries hold certain shares of our ordinary shares: Transamerica Fund Advisors; Merrill Lynch Investment Managers Ltd; Fund Asset Management, L.P; Merrill Lynch Investment Managers, L.P.

(5) Based upon a Schedule 13G filed with the SEC in February 2006.

(6) Based upon a Schedule 13D filed with the SEC in March 2006, containing information as of December 31, 2005 with respect to beneficial ownership of our Ordinary Shares held for the accounts of Kingdon Associates, a New York limited partnership (“Kingdon Associates”), M. Kingdon Offshore Ltd., a Cayman Islands exempted company (“Kingdon Offshore”), and Kingdon Family Partnership, L.P., a New York limited partnership (“Kingdon Family Partnership”). Kingdon Capital Management serves as investment manager to each of Kingdon Associates, Kingdon Offshore and Kingdon Family Partnership. In such capacity, Kingdon Capital Management may be deemed to have voting and dispositive power over the Ordinary Shares held for the accounts of each of Kingdon Associates, Kingdon Offshore and Kingdon Family Partnership. Mark Kingdon is the managing member and president of Kingdon Capital Management.

(7) Includes 462,459 Ordinary Shares underlying options that are either currently exercisable or that will become exercisable within 60 days after the date of this Proxy Statement. Excludes (i) an aggregate of 316,157 Ordinary Shares that are beneficially owned by various entities affiliated with Carmel V.C. Ltd. (“Carmel”), and (ii) an aggregate of 362,308 Ordinary Shares underlying options that are beneficially owned by Carmel that are either currently exercisable or that will become exercisable within 60 days after the date of this Proxy Statement, which may be deemed to be beneficially owned by Mr. Harel Beit-On, the Chairman of our Board of Directors, by virtue of his positions with Carmel. Mr. Beit-On disclaims beneficial ownership of such Ordinary Shares.

PROPOSED RESOLUTIONS

ITEM 1 – RE-ELECTION OF DIRECTORS

        The Company currently has a Board consisting of four (4) directors, including two “external directors” appointed in accordance with the requirements of Israeli law, as discussed further below. Those directors who are not external directors are elected annually. At the Annual Meeting, shareholders will be asked to Re-elect Messrs. Rami Entin and Eitan Naor to the Board. The Board has nominated all of these individuals to be elected as directors.

        Certain information about the nominees is set forth below:

        Rami Entin has served as one of our directors since June 2004. From 2001 until 2003, Mr. Entin was the chairman of the Hashavim Group, a data center for direct taxation and employment laws and a processor of wages and personnel data. From 1999 until 2001, Mr. Entin was Co-Chief Executive Officer and a director of Hilan-Tech Ltd., where he was in charge of financial, personnel, sales and marketing and Lotus Notes operations. From 1985 until 1999 he was financial manager and a director of Hilan Ltd., where he was in charge of financial and personnel operations. From 1981 until 1985, Mr. Entin worked for Kesselman & Kesselman, an accounting firm, where he served various publicly traded companies engaged in the services and industry fields. Mr. Entin is a director of Maccabee-Dent, which is engaged in the management and operation of dental clinics, and is an external director of Solomon Holdings Ltd., an Israeli publicly traded construction company. Mr. Entin holds a B.A. degree in accounting and economics and an M.B.A. degree from the Tel Aviv University, and is a certified accountant in Israel. He is also a graduate of the Advanced Management Program at Harvard University.

        Eitan Naor has served as our President and Chief Executive Officer since February 2004 and as one of our directors since June 2004. Prior to February 2004, he worked at Amdocs Limited, where he served as Division President, OSS & Order Management Systems, from 2002 to 2004 and as Vice President, Customer Care and Billing from 1999 to 2002. From 1996 to 1999, Mr. Naor served as Vice President, Oracle Applications at Oracle Israel and from 1993 to 1996 he served as Head of Professional Services at Hewlett Packard Israel. Mr. Naor holds a B.A. degree in Economics from the Tel-Aviv University and an M.B.A. in Strategic Management from the Hebrew University in Jerusalem.

        It is proposed that the following resolution be adopted at the Annual Meeting:

        “RESOLVED, that Rami Entin and Eitan Naor be, and each of them hereby is, re-elected to the Board.”

Required Vote

        The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Annual Meeting in person or by proxy and voting thereon is required to adopt the foregoing Resolution.

The Board recommends a vote FOR the re-election of each of the foregoing nominees.

ITEM 2 – APPROVAL OF THE GRANT OF BONUS TO THE CHAIRMAN OF THE BOARD

        The shareholders will be asked to approve the grant of bonus to Harel Beit-On, in his capacity as Chairman of the Board during 2005 in the amount of $60,000 in recognition of his contribution, activities and achievements in 2005.

        Under the Companies Law, the payment of compensation to directors requires the approvals of the audit committee, board of directors and the shareholders, in that order. The grant of such bonus to Mr. Beit-On has been approved by the Company’s audit committee and the Board.

        It is proposed that the following resolution be adopted at the Annual Meeting:

        “RESOLVED, that the grant of a bonus to Harel Beit-On, in his capacity as the Chairman of the Board during 2005, in the amount of $60,000 as approved by the Company’s audit committee and Board be, and hereby is, approved.”

Required Vote

        The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Annual Meeting in person or by proxy and voting thereon is required to adopt the foregoing Resolution.

The Board recommends a vote FOR the grant of bonus to the Chairman of the Boards.

ITEM 3 – ELECTION OF NEW DIRECTORS

        At the Annual Meeting, shareholders will be asked to elect Messrs. Jonathan Kolber and Yair Cohen as new directors to the Board.

        Certain information about the nominees is set forth below:

        Jonathan Kolber has served as the Chief Executive Officer of Koor Industries Ltd. since 1998 until the recent sale of Koor to the IDB Group. He has recently been nominated to serve as Chairman of the Board of Directors of Koor.  From 1985 until 1998 Mr. Kolber has worked for the Claridge Group, serving as president and Chief Executive Officer of Claridge Israel from 1988 until 1998. From 1983 to 1985 Mr. Kolber worked as financial analyst in the Canadian finance group at Salomon Brothers Inc. Mr. Kolber is a member of the Board of Directors of a number of Israeli companies including ECI Telecom Ltd., Makhteshim-Agan Industries Ltd., Sheraton-Moriah Israel Ltd. and Elbit Systems Ltd. Mr. Kolber holds a bachelor degree in Near eastern Languages and Civilizations from Harvard University.

        Yair Cohen has served in the capacity of Vice President of Elron Electronic Industries Ltd. (“Elron”) since July 2005. Prior to joining Elron, Mr. Cohen served since 2000 as Brigadier General of Unit 8200, the central military intelligence unit of the Israeli Defense Force, engaged in the development of state of the art technology. Mr. Cohen serves on the Boards of Directors of RDC-Rafael Development Corporation Ltd., Galil Medical Ltd., and other Elron group companies. Mr. Cohen holds a BA degree in History and Arabic (Summa cum laude) from Bar-Ilan University, Israel, and a MA degree in Management of National Resources (Summa cum laude) from Industrial College (NDU), Washington D.C., U.S.

        It is proposed that the following resolution be adopted at the Annual Meeting:

        “RESOLVED, that Jonathan Kolber and Yair Cohen are, and each of them hereby is elected to the Board effective immediately.

Required Vote

        The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Annual Meeting in person or by proxy and voting thereon is required to adopt the foregoing Resolution.

        The Board recommends a vote FOR the election of each of the aforesaid nominees as directors.

ITEM 4 – ELECTION OF AN EXTERNAL DIRECTOR

        Companies incorporated under the laws of Israel whose shares have been offered to the public, such as the Company, are required by the Israeli Companies Law, 5759-1999 (“Companies Law”) to have at least two “external directors.” To qualify as an external director, an individual may not have, and may not have had at any time during the previous two years, any “affiliations” with the company or its “affiliates,” as such terms are defined in the Companies Law. In addition, no individual may serve as an external director if the individual’s position or other activities create or may create a conflict of interest with his or her role as an external director. For a period of two years from termination from office, a former external director may not serve as a director or employee of the company or provide professional services to the company for compensation.

        The external directors are required to be elected by the shareholders. The term of an external director is three years and may be extended for an additional one term of three years. All of the external directors of a company must be members of its audit committee and each other committee of a company’s board of directors must include at least one external director.

        According to a March 2005 amendment to the Companies Law, effective as of January 2006 at least one of the external directors must have accounting and financial expertise (as such expertise is defined by the Companies Law and regulations).

        Professor Gil Epstein, one of our external directors will conclude his second term as external director on September 16, 2006, and in compliance with the terms of the Companies Law his position as external director cannot be further extended. At the Annual Meeting, shareholders will be asked to elect Mr. Sami Totah as a new external director in place of Professor Epstein. Mr. Totah was determined by the board of directors to be a financial and accounting expert under the Companies Law. A brief biography of Mr. Totah is set forth below:

        Sami Totah has served as Chairman of the Board of Directors of several Israeli start-up companies since 2003, including Pilat Media, a provider of software management system to the broadcasting industry; Sheer networks, a provider of network management solution for large telecom providers worldwide; Red Bend, a provider of unique solution for Firmware over the air update for wireless devices; and Flash Networks, a provider of optimization solution for wireless operators world wide. From 1984 until 2002 Mr. Totah served in various positions at Amdocs including the position of Chief Operations Officer. Mr. Totah is a practical software engineer and participated in professional courses over the years, including courses of the Executive MBA program of the Hebrew University Business School.

        It is proposed that the following resolution be adopted at the Annual Meeting:

        “RESOLVED, that Mr. Sami Totah be, and he is hereby elected as an external director of the Company for a term of three years, effective immediately.”

Required Vote

        The election of external directors requires the affirmative vote of a majority of the shares present, in person or by proxy, and voting on the matter, including at least one third of the shares of “non-controlling shareholders” (as such term is defined in the Companies Law) voted on the matter (unless the total number of shares of “non-controlling shareholders” voted against the election of the external directors does not exceed one percent of the outstanding Ordinary Shares).

        The Board recommends a vote FOR the election of the aforesaid nominee as an external director.

ITEM 5 – COMPENSATION OF EXTERNAL DIRECTOR AND GRANT OF EQUITY-BASED COMPENSATION TO EXTERNAL DIRECTOR

        Under the Companies Law, the payment of compensation and grant of options to directors requires the approvals of the audit committee, board of directors and the shareholders, in that order. The form and amount of compensation of external directors is governed by the Companies Regulations (Rules Regarding Compensation and Expenses to External Directors), 2000, as amended (the “Compensation Regulations”).

        Subject to his election as an external director at the Annual Meeting, we propose to pay Mr. Sami Totah, in accordance with Section 8A of the Compensation Regulations, the following fee, as is payable to the Company’s other external director, Ms. Talia Livni:

        For each year of service as an external director of the Company, NIS 100,000 (currently equal to approximately $22,500), payable in advance at the commencement of each year of service by Mr. Totah, without recourse if terminated during any such year of service.

        In addition, we propose to pay Mr. Totah the following fees for participation in meetings of the Board or any committee thereof:

(i)	NIS 2,000 for each meeting attended by Mr. Totah in person;

(ii)	NIS 1,200 for each meeting attended by Mr. Totah other than in person; and

(iii)	NIS 1,000 for Mr. Totah’s participation in each action taken by the Board or any committee thereof without a meeting, in writing or by electronic transmission.

        In addition, we will reimburse Mr. Totah for expenses incurred by him in his capacity as an external director, in accordance with the Company’s policy and the Compensation Regulations.

        Finally, we propose to grant Mr. Totah equity-based compensation, in an amount equal to options to purchase 20,000 of our Ordinary Shares, with such terms (including exercise price and vesting schedule) as will be approved by the Company’s audit committee and Board.

        It is proposed that the following resolution be adopted at the Annual Meeting:

        “RESOLVED, that the proposed compensation to be paid to Mr. Totah, the Company’s new external director, and the proposed grant to Mr. Totah, of equity-based compensation, as approved by the Company’s audit committee and Board, each as described in this Proxy Statement, are hereby approved.”

Required Vote

        The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Annual Meeting in person or by proxy and voting thereon is required to adopt the Resolution approving the payment of compensation to Mr. Totah and the grant to Mr. Totah of equity-based compensation.

        The Board recommends a vote FOR approval of this proposed Resolution.

ITEM 6 – RE-APPOINTMENT OF AUDITORS

        It is proposed to re-appoint Somekh-Chaikin, a member of KPMG International, independent public accountants in Israel, as our independent auditors until the next annual general meeting. Somekh-Chaikin has no relationship with the Company or with any affiliate of the Company, except as auditors. Pursuant to Article 66 of the Amended and Restated Articles of Association of the Company, the Company’s Audit Committee has approved the compensation of the auditors. The details of the Auditors’ compensation will be presented at the Annual Meeting.

        It is proposed that the following resolution be adopted at the Annual Meeting:

        “RESOLVED, that Somekh-Chaikin, a member of KPMG International, independent public accountants in Israel, be, and they hereby are, appointed as auditors of the Company until the next annual general meeting.”

Required Vote

        The affirmative vote of the holders of a majority of the Ordinary Shares represented at the Annual Meeting in person or by proxy and voting thereon is required to adopt the Resolution approving the re-appointment of Somekh-Chaikin, a member of KPMG International, independent public accountants in Israel, as our independent auditors until the next annual general meeting.

        The Board recommends a vote FOR approval of this proposed Resolution.

OTHER BUSINESS

        The Board will present to the Annual Meeting the Audited Consolidated Financial Statements of the Company and its subsidiaries for the year ended December 31, 2005, a copy of which is attached hereto. Our Audited Consolidated Financial Statements are enclosed, but are not part of the proxy solicitation material.

        Other than as set forth above, management knows of no business to be transacted at the Annual Meeting but, if any other matters are properly presented at the Annual Meeting, the persons named in the enclosed form of proxy will vote upon such matters in accordance with their best judgment.

By Order of the Board of Directors, HADAR SOLOMON Vice-President, General Counsel & Corporate Secretary

Rosh-Ha’ayin, Israel
Date: August 18, 2006

ECtel Ltd.	VOTE BY MAIL
10 Amal Street Afek Industrial Park ROSH-HAAYIN 48092, ISRAEL	Mark, sign, and date your proxy card and return it in the postage-paid envelope we have provided or return it to ECtel Ltd., c/o ADP, 51 Mercedes Way, Edgewood, NY 11717.

Vote on Proposals

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:	ECTLD1	KEEP THIS PORTION FOR YOUR RECORDS

DETACH AND RETURN THIS PORTION ONLY

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED.

ECtel Ltd.

THE PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.

Resolution		For	Against	Abstain			For	Against	Abstain

1a.	Re-Election of Director - Rami Entin	☐	☐	☐	4.	Election of Mr. Sami Totah as external director	☐	☐	☐

1b.	Re-Election of Director - Eitan Naor	☐	☐	☐	5.	Approval of compensation to be paid to Mr. Sami Totah in his capacity as external director and the grant to him of equity-based compensation	☐	☐	☐

2.	Approval of the grant of a bonus to the Chairman of the Board	☐	☐	☐

3a.	Election of Director - Jonathan Kolber	☐	☐	☐	6.	Re-appointment of Somekh-Chaikin, a member of KPMG International, as the Company's auditors	☐	☐	☐

3b.	Election of Director - Yair Cohen	☐	☐	☐

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Meeting or any adjournment or postponement thereof.

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED

Signature [PLEASE SIGN WITHIN BOX]		Date			Signature (Joint Owners)		Date

ECtel Ltd.

PROXY

The undersigned hereby appoints Mr. Ron Fainaro, Senior Vice President and Chief Financial Officer, and Mr. Hadar Solomon, Vice President, General Counsel and Corporate Secretary, and each of them, attorneys, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the Ordinary Shares of ECtel Ltd. (the “Company”) which the undersigned is entitled to vote at the 2006 Annual Meeting of Shareholders (the “Annual Meeting”) to be held at the offices of the Company, 10 Amal Street, Afek Industrial Park, Rosh-Ha’ayin, Israel on Thursday, September 21, 2006 at 6:00 p.m. (Israel time), and at any adjournments or postponements thereof, upon the matters on the reverse side, which are more fully described in the Notice of 2006 Annual Meeting of Shareholders and Proxy Statement relating to the Annual Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR such matter. Any and all proxies heretofore given by the undersigned are hereby revoked.

The undersigned acknowledges receipt of the Notice of the 2006 Annual Meeting of Shareholders and Proxy Statement relating to the Annual Meeting.

Please date, sign exactly as your name appears on this Proxy and promptly return the Proxy in the enclosed envelope. In the case of joint ownership, each owner should sign. Otherwise, the signature of the senior owner who votes shall be accepted to the exclusion of the vote(s) of the other joint owner(s); for this purpose, seniority shall be determined by the order in which the names appear in the shareholders’ register. When signing as attorney, executor, administrator, trustee or guardian, or in any other similar capacity, please give full title.

If a corporation, sign in full corporate name by president or other authorized officer, giving title, and affix corporate seal. If a partnership, sign in partnership name by authorized person.

CONTINUED AND TO BE SIGNED ON REVERSE SIDE